                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                            SunRiver Corporation (1)
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                    867938102
                                 (CUSIP Number)

                                Jeffrey K. Moore
                             Boundless Technologies
                 Echelon IV, Suite 200, 9430 Research Boulevard,
                            Austin, Texas 78759-6543
                                 (512) 349-5872

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 29, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------

(1) SunRiver Corporation was known as All-Quotes, Inc. at the time of the filing of the original Schedule 13D.











                                Page 1 of 6 Pages
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                                SCHEDULE 13D/A

-------------------                                    -----------------
CUSIP No. 867938102                                    Page 2 of 6 Pages
-------------------                                    ------------------

===============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SunRiver Group, Inc.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                     [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7  SOLE VOTING POWER
   30,614,084
--------------------------------------------------------------------------------
8  SHARED VOTING POWER
   0

--------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
   0
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
   30,614,084
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   30,614,084
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    58.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)
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                                                          Page 3 of 6 Pages

          This statement on Schedule 13D, as, amended, is filed jointly by SunRiver Group, Inc. ("SunRiver Group") and Stephen Maysonave relating to their beneficial ownership of the common stock, $.01 par value ("Common Stock"), of SunRiver Corporation (the "Issuer").

Item 2.   Identity and Background

          On October 23, 1996, the Board of Directors of SunRiver Group authorized the execution of a one-year financial advisory agreement between SunRiver Group and Mr. William Moore. Pursuant to the terms of such agreement, Mr. Moore has agreed to be available for and to provide financial advice and consultation to SunRiver Group as SunRiver Group shall request.

Item 4.   Purpose of Transaction

          SunRiver Group has been dissatisfied with the performance of the Issuer over the last several months and has expressed its dissatisfaction with members of the Issuer's management. On October 23, 1996, at the request of the Issuer, representatives of SunRiver Group met with the Board of Directors of the Issuer, the Board of Directors of TradeWave Corporation ("TW"), a wholly-owned subsidiary of the Issuer, and certain non-director managers of the Issuer. The Board of Directors of the Issuer requested that SunRiver Group inform the Board as to SunRiver Group's desires with respect to the constitution of the Issuer's Board of Directors and management of the Issuer and TW. In response to the Board's request, SunRiver Group representatives informed the Issuer that it (i) had lost confidence in Gerald Youngblood, the Chairman of the Board of Directors and a director of the Issuer, and believed that it was in the best interests of the shareholders of the Issuer for Mr. Youngblood to resign, (ii) desired to increase the Issuer's Board of Directors to six members and to have the Board appoint Mr. Stephen Maysonave and Mr. Leonard Mackenzie to fill the vacancies and (iii) reserved all rights to take any future action regarding the composition or size of the Board or taking any other action to implement its desired action. The Board of Directors of the Issuer informed SunRiver Group that it would respond to such recommendations within a few days. The Board of Directors of SunRiver Group authorized action to be taken in the event that SunRiver Group deemed is necessary to implement these actions, including the delivery to the Issuer of written consents.

          On October 28, 1996, representatives of management of the Issuer and TW and their counsel had a telephone conversation with Jeffrey Moore, the President of SunRiver Group, and SunRiver Group's counsel during which counsel for management outlined two alternatives that management was willing to
consider.   The first alternative was for SunRiver Group to dissolve
immediately, members of SunRiver Group to cease interfering with management and for SunRiver Group to distribute its shares of the Issuer's Common Stock to its stockholders. The second alternative was for (i) Ron Brittian and Sam Smith to resign from the Issuer and TW Boards of Directors, and (ii) Gerald Youngblood, Roger Hughes, John Osborne, Roy Smith and
Don Hackett to resign from all positions at the Issuer and TW, subject to, among other conditions:

    (a) the management group's substantial severance to be paid in full and the elimination of all "onerous conditions" in their agreements (i.e., provisions for the protection of the Issuer or TW, as the case may be, including elimination of non-competition agreements);



                                                       Page 4 of 6 Pages


          (b) the obligation to maintain director and officer liability insurance covering the above named management members;

          (c)  the immediate vesting of all management employee stock options;

          (d) the reimbursement of counsel fees for each of the management members in litigation related to the Issuer; and

          (e)  full releases.

Counsel for management confirmed the "either-or" alternatives in writing, and, again, orally that afternoon.

          After careful consideration, on October 29, 1996, SunRiver Group rejected the first alternative and informed management through counsel that the second alternative was not an appropriate action to be considered by SunRiver Group, but rather by the directors of Issuer who were not contemplated to participate in the proposed second alternative. Also on October 29, 1996, SunRiver Group delivered to representatives of the Issuer's Board of Directors a written consent authorizing the removal of Gerald Youngblood as director of the Issuer, the increase of the size of the Board of Directors of the Issuer to seven, and the addition of Stephen Maysonave, Leonard Mackenzie and Gary Wood as directors to the Issuer's Board of Directors. In an effort to save the Issuer from considerable time, effort, expense and negative publicity, SunRiver Group requested that the Board of Directors of the Issuer implement these changes voluntarily and immediately. If the Board agreed to this, SunRiver Group agreed to withdraw the consent prior to the action occurring.

          In addition, SunRiver Group reserves the right to take any other action listed in Sections (a) - (j) of Item 4 to Schedule 13D at any time it deems advisable to protect the interests of or maximize the value to the Issuer's shareholders.

                                               Page 5 of 6 Pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 1996



                                   SUNRIVER GROUP, INC.

                                   By:  /s/ Jeffrey K. Moore
                                   ---------------------------------
                                   Jeffrey K. Moore, President


                                   By:  /s/ Stephen G. Maysonave
                                   ----------------------------------
                                   Stephen G. Maysonave

                                                       Page 6 of 6 Pages

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 1996



                                   SUNRIVER GROUP, INC.

                                   By:
                                   ---------------------------------
                                   Jeffrey K. Moore, President


                                   By:
                                   ----------------------------------
                                   Stephen G. Maysonave


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